UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Value Investor INSIGHT

August 27, 2010

The Leading Authority on Value Investing

On the Offensive

His portfolio companies are the "highest-quality ever" and trade overall for less than 60% of intrinsic worth, says Mason Hawkins. More than worthy of note...

As classic practitioners of concentrated, long-term value investing, Mason Hawkins and Staley Cates of Southeastern Asset Management are typically unmoved by today's chaotic market environment. As they put it in their latest investor letter: "Widespread angst and concomitant volatility have helped us find new opportunities."

They're particularly enthused today by opportunities outside the U.S., where the Longleaf Partners International Fund they co-manage with Scott Cobb and Ken Siazon has earned a net annualized 8.3% since inception in 1998, vs. 2.6% for the MSCI EAFE index. Among the diverse sectors attracting their interest: discount retail, computers, gambling, online games and construction. See page 2

Disclosure

Average annual total returns for the Longleaf Partners International Fund and its respective benchmark for the one, five and ten year periods ended June 30, 2010 are as follows: Longleaf Partners International Fund, 6.52%, 0.31% and 5.21%; EAFE Index, 5.92%, 0.88% and 0.16%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Historic numbers include periods in which the International Fund used currency hedging as an investment strategy. The use of currency hedging as a routine investment strategy ceased in 2010. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Unless prior approval has been obtained, employees of Southeastern Asset Management may not invest in publicly-traded equities other than the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. The price-value (P/V) ratio is a calculation that compares the prices of stocks to Southeastern's appraisal of their intrinsic values. We remind our shareholders that, while it is a useful tool, the P/V represents a single data point. To the extent a shareholder considers P/V in making an investment decision, the limits of this tool should be considered along with other factors relevant to each shareholder.

Inside this Issue

FEATURES

INVESTMENT HIGHLIGHTS

Other companies in this issue:
Aaron's, Bank of the Ozarks, Campbell Soup, Chesapeake Energy, Daiwa Securities, Dell, DirecTV, Hennes & Mauritz, Johnson & Johnson, Leighton Group, Olympus, Omnicom, Rent-A-Center, Ruddick, Shanda Games, Visa, Wells Fargo, Worthington Industries, Yum Brands

Investor Insight: Mason Hawkins

Mason Hawkins, Staley Cates, Scott Cobb and Ken Siazon of Southeastern Asset Management describe what about the latest bear market was unique, the selling guideline they learned from John Templeton, why they see particular opportunity outside the U.S., and what they think the market is missing in Carrefour, Dell, Hochtief, Genting and Shanda.

Mason, since founding Southeastern 35 years ago you've been touting the same "business, people, price" investment philosophy. Please give us a brief summary.

Mason Hawkins: Our view is simply that superior long-term investment performance can be achieved when financially strong, competitively entrenched, well-managed companies are bought at prices significantly below their business value and sold when they approach that corporate worth. The quantitative piece of that is that we only want to buy when we can pay less than 60% of a conservative appraisal of a company's value, based on the present value of future free cash flows, current liquidation value and/or comparable sales.

On the qualitative side, we're looking for two things to line up. The first is that management consists of capable operators focused on generating the most free cash flow possible, and that once they generate that cash flow they redeploy it in a value-generating way. When a company is selling at a big discount to a conservative appraisal of value, the default option – against which other uses of capital should be compared – is typically buying back shares, which creates value per share and increases our percentage ownership in the business. The second qualitative assessment we make is on the quality of the business, where we're looking for the types of competitive advantages that produce sustainably high returns on capital and free cash flow that can grow.

What about how Southeastern operates do you hope sets you apart in the execution of that strategy?

Staley Cates: I'd list a few things. One is being truly long-term in our approach, which shows up in an average holding period of five years and in how long we've held some of our positions, like FedEx for 20 years and Yum Brands for 15. That's rare in this industry, and it allows us to capitalize on price dislocations due to short-term uncertainties that scare so many other investors away.

The second thing is our policy that all analysts have all their equity money invested in our funds. It's a simple thing but also extremely rare, even though we believe there's no question it brings an added level of focus and discipline to our research and portfolio management.

This is harder to prove, but I also believe our valuation appraisals go further and deeper than what most other people do. Since Mason started out the focus has been on truly understanding the accounting, in order to do things like turn earnings per share into a meaningful free cash flow figure or value disparate parts of a business. Everybody believes they're buying cheap stocks, but I'd argue the technical skill and methodology used in arriving at those conclusions often wouldn't hold up to close inspection.

The fourth advantage I believe we have is independence. We're owner-operators and it's not a coincidence that we've built our record outside of a major financial center. When you see your boss in the mirror in the morning, you can assess your career risk solely on your investment results and not on things like politics and relative returns.

The last thing I'd mention is the cumulative benefit of an experienced team doing this for a long time. We have a 35-year network of contacts across numerous companies and boards that we can call on to assess any company or manager we might consider partnering with.

Following up on your point about aligned interests, why doesn't everyone require that managers and analysts invest almost exclusively in their own funds?

Researcher's Paradise

Since founding Southeastern Asset Management in 1975, Mason Hawkins has never been one for organizational complexity. Managing nearly $30 billion in assets, his firm's research and portfolio-management operation has only ten professionals – "really 9.5, since that includes me," he says – all of whom are generalists with no constraints on where to look for ideas. "It's a researcher's paradise," says Scott Cobb, co-manager of the firm's Longleaf Partners International Fund.

The generalist approach is just good business, says President Staley Cates: "We live or die by our research and if you want to get the best and most motivated analysts, you say to them, 'You're free to look at anything, anywhere.' If the alternative is, 'Here are ten companies I want you to spend all your time learning inside and out,' guess where the analyst will want to go?"

Entrepreneurial analysts are also more likely to uncover interesting ideas, says Hawkins: "Great ideas often come from following different paths extending from a given company or industry. We want our people to go down those paths, not stop at some artificially drawn border."

SC: If you're in a shop driven by assets under management, there's a high likelihood you're catering more to your client than going for the best risk-adjusted return, and a lot of clients just want shadow indexing. That's not what good analysts would do with their own money, so they don't want to be forced to invest that way. Some firms also make the argument that our sort of Texas hedge, where both our livelihoods and our savings depend solely on the Longleaf funds, is a bad idea. We understand that line of reasoning, but just don't agree with it.

What types of situations typically result in great companies with great management having attractive stock prices?

SC: One key situation is unrepresentative accounting that we believe obscures the true value of the business. With DirecTV [DTV], the largest position in our Longleaf Partners Fund, subscriber acquisition costs are expensed immediately rather than capitalized over time, which hides the true free cash flow. With Dell [DELL], reported EPS does not capture any of the free cash flow that comes from negative net working capital, from the amortization of deferred taxes or from excess depreciation over required capital spending, nor does it capture all the cash on the balance sheet. With Chesapeake Energy [CHK], the best deals they've done have been percentage interests they've sold in many key fields, but they haven't booked any of them so that doesn't show up in returns on equity, it doesn't show up in earnings, and it doesn't even really show up in book value as receivables. I'm using these three examples because they're our three biggest positions, but "bad" accounting is a common denominator in almost all of them.

A second common situation is when the market seems to be making massively negative qualitative judgments that we believe on deep analysis are misplaced. In the case of Dell, everybody now hates its traditional PC business and seems to have no confidence in Michael Dell, but that overlooks the important and expanding "solutions" side of the business – incorporating servers, storage, and services – that now represents over 25% of revenues and over half of gross profits. With Chesapeake, everybody appears to hate natural gas forever and is angry at Aubrey McClendon [the co-founder and chairman, who was forced to liquidate nearly all his company shares in 2008 to meet margin calls], so the incredible assets they have sort of get lost in the discussion.

The last common thread would be when companies have an absolute jewel of a business that gets lost in the shuffle of a bigger conglomerate. Our success in Disney [DIS] so far and we believe in the future is about ESPN, which nobody asks about on conference calls because they want to hear about movies or the animation business. With Olympus Corporation in Japan [7733:JP], it's about their medical-device business, not their cameras. Ruddick [RDK] is about the Harris Teeter grocery business, not textiles. Worthington Industries [WOR] is about gas containers, not the steel business.

ON BEAR MARKETS:

We've been through seven – what's unique about this one is the opportunity it's created in the highest-quality stocks.

MH: Another classic opportunity for us gets back to time horizon. A company reports a bad quarter, which disappoints Wall Street with its 90-day focus, but that might be for explainable temporary reasons or even because the company is making very positive long-term investments in the business. Many times that investment increases the likely value of the company five years from now, but disappoints people who want the stock up tomorrow.

SC: One of our new purchases in the second quarter was Campbell Soup [CPB]. For a while the market was excited about Campbell's because soup was going to be so popular in a double-dip-recession world where people were living in bunkers eating out of cans. But when luxury and high-end products came back, the idea of soup got boring again, and then the company reported a lousy quarter in soup. The result was a stock price that we felt – and still feel – overlooks all the positive things going on in the overall business.

After the rollercoaster ride of the past couple of years, how would you characterize the opportunity set available to equity investors today?

MH: We've operated through seven bear markets, and what's been unique about this one is the opportunity it has created in the highest-quality stocks. From the third quarter of 2008 through the first quarter of 2009, we were given an opportunity to own best-in-class companies at price levels I've never seen in my experience. Coming out of the 1974 bear market, for example, you were lucky to buy one or two industry leaders, because they all went into the bear market so overpriced that they still weren't cheap enough. Today our portfolio companies have collectively never had as strong competitive positions and you can buy them at 55-60% of our conservative appraisal of their intrinsic values. That compares with our long-term average price/value ratio of around 68%.

You've been expanding your international efforts. Why?

MH: We've always pursued opportunities regardless of geography. We formalized that a dozen years ago in launching our Longleaf Partners International Fund and today we have research offices in London, Tokyo and Singapore.

SC: The specific trigger to launching the stand-alone international fund was the Asian crisis in the late 1990s, which created so many bargains in Japan, Hong Kong and the rest of Asia that we didn't have the capacity for them in Longleaf Partners, which could only buy 30% international names. That was purely opportunity-driven – we were buying Ben

Graham "net-nets" in the meltdown and that worked out very well for us.

In the aftermath of the most recent crisis we've tried to go on the offensive, and one reason we're especially excited about international and global is to take advantage of the huge fallout in the industry outside the U.S. So many funds have either folded or quit doing equities that we believe there's less competition and less market efficiency in some key developed international markets.

How broadly do you cast your international net?

Ken Siazon: Our basic premise is that we'll only invest in a country – or individual name, for that matter – in which we'd be comfortable putting our entire net worth. That means we're primarily in the most developed countries. As of the end of June, our top five country weightings, in order, were Japan, France, Canada, the U.S. and Hong Kong, comprising about 65% of the International Fund's net assets. Wherever we feel business, people or price are compromised in one way or another by an unstable regulatory or cultural environment, we just won't play. We just made our first investment in a Chinese company – two actually, Shanda Interactive [SNDA] and Shanda Games [GAME]. The numbers are based on U.S. GAAP because both are listed solely on NASDAQ, but our willingness to buy them is the culmination of a lot of work to get comfortable with putting investors' money to work in mainland China.

Why does the U.S. have a high country weighting in your international fund?

Scott Cobb: We can own in the fund U.S.-domiciled companies with 50% or more of their business coming from outside the U.S., which is the case with Dell and Yum Brands, which are the two primary American holdings. In Yum Brands, a significant majority of the value we see has for some time been in China, where KFC is head and shoulders above the competition. It's not the norm for us to have U.S. companies in our international portfolio – it usually reflects a legacy holding or just a very high level of conviction in a given stock.

Longleaf Partners was 14% in cash as of June 30, but the International Fund had only 1%. Why?

S.Cobb: It's purely a function of the number of opportunities we're finding internationally relative to in the United States. Our on-deck list of companies that we're prepared to buy when the price cooperates has gone from the typical five names to around 15. Given that we run concentrated portfolios with only 20 or so names, that's a pretty full non-U.S. opportunity set.

ON HEDGING:

We concluded the time spent on currency hedging would be better spent appraising the value of companies.

Why did you recently stop hedging currency exposure vs. the U.S. dollar?

S.Cobb: We stopped hedging last year after doing an analysis since the fund's inception and finding that hedging didn't add at all to overall returns. Currency values are taken into account in our appraisals, but we concluded that the time we spent on currency hedging would be better spent appraising the value of individual companies.

Turning to some specific non-U.S. ideas, describe the upside you see in France's Carrefour [CA:FP].

S.Cobb: Carrefour is the second-largest retailer in the world, with primary franchises in France with its hypermarkets, in Brazil, where it's the largest retailer, in Spain, where it's dominant in the hard-discount area, and in China, where it's a large player and growing rapidly.

In France quite often the biggest companies are considered national champions that for political reasons aren't subject to the same kinds of corporate governance expectations or to activism by shareholders. Carrefour fell into that category and was managed that way for many years, resulting in a fat, bloated, inefficient company. From 1999 through 2007, the company spent €20 billion in growth capex and its EBITDA was flat – they created zero value by spending €20 billion. Talk about poor capital allocation!

In 2007 the French arm of U.S. private equity firm Colony Capital partnered with Bernard Arnault, the chairman of LMVH and one of the richest people in the world, to buy a big stake in Carrefour – now around 14%, but with voting rights above 20%. Colony's focus has traditionally been real estate, so one big reason they were interested was because Carrefour owns a ton of their own real estate – something like 85% of their stores in France, for example. The idea was to in some way spin out the properties and sell them, unlocking significant value and returning the proceeds to shareholders.

The second angle was operational: Carrefour had been mismanaged for a decade, so by bringing in new management that knew how to run a giant company efficiently and with the operational standards of world-class companies like Wal-Mart and Tesco they expected to significantly improve earnings.

Over the first 12 to 18 months they did create the separate property company and prepared to IPO it, but because of the financial crisis they had to shelve it. On the operational side, in late 2008 they brought in as CEO Lars Olofsson, who had been the #3 at Nestle, and charged him with overhauling how the company operates. He replaced most of the top management team and has now defined a three-year transformational plan that in a first pass is expected to take out €3 billion in costs. To put perspective on that, the company should end up earning about €3 billion in operating income this year. So if they do nothing else but pull out costs, operating income doubles in

INVESTMENT SNAPSHOT

Carrefour
(France: CA:FP)

Business: Second-largest retailer in the world, primarily operating grocery and discount stores in key geographic markets of France, Spain, Brazil and China.

Share Information
(@8/26/10, Exchange Rate: $1 = €0.79):

Price	**€34.58**
52-Week Range	€28.99 - €39.22
Dividend Yield	3.1%
Market Cap	€24.38 billion

Financials (Full-year 2009)

Sales	€85.36 billion
EBIT Margin	2.0%
Net Profit Margin	0.5%

Valuation Metrics
(Current Price vs. TTM):

	CA	S&P 500
P/E	72.0	16.5

CA PRICE HISTORY


60
50
40
30
20
2008
2009
2010

THE BOTTOM LINE

The market's wait-and-see attitude toward the company's three-year plan to take out some €3 billion in annual operating costs is likely to prove misplaced, says Scott Cobb. Placing separate values on its real estate and its French, other-European, Asian and Latin operations, he believes the shares are worth around €60 per share.

Sources: Company reports, other publicly available information

three years. I'd add that we consider these stepping-over-one-foot-hurdle cuts, of costs a decently run company would have never had in the first place.

That essentially is the investment thesis. Most of the sell-side community looks at these types of transformational plans and says, "Yeah, I'll believe it when I see it." We actually believe management can do it, and that there's much more to be done beyond this three-year plan.

The company must have been doing something right to establish the footprint it has, no?

S.Cobb: Because the market in France for a long time had regulations limiting retail competition, Carrefour earned outsized margins and cash flow, which it redeployed into a shotgun approach to geographic expansion. They threw money just about everywhere, which did help create the core non-French franchises in Spain, Brazil and China. It also took them into places like Malaysia, Thailand, Poland, Romania, Turkey and Argentina. Lars Oloffson has already said that in markets where they can't be #1 or #2, they should get out and use the capital elsewhere.

Trading at a recent €34.60, how are you valuing the shares?

S.Cobb: We basically value the retail franchises in France and in Europe (ex-France) on their operating incomes after implied rent. For the businesses in Latin America and Asia our valuations rely more on comparable local retailers, which trade for 60-70% of revenues and 9-11x multiples of EBITDA. Those are higher multiples than we're using in Europe, reflecting the higher growth in Latin America and Asia. For the real estate, we use a conservative 7% cap rate on implied rent.

Add it all up and we ascribe €18 per share in value to France retail, €12 to the rest of Europe, around €13 to Latin America, €8 to Asia and close to €20 for the company-owned real estate. After subtracting out net debt and making a few smaller balance-sheet adjustments, we arrive at an intrinsic value for the shares of around €60.

We've learned in Europe the importance of boards with a clear focus on driving capital-allocation decisions that increase long-term shareholder value. There's no question we have that here both at the board and management levels. In addition to all the operational improvements underway, the company in the spring announced it was buying back 7% of its shares over the next year. We just believe the market's wait-and-see attitude here is misplaced.

Explain your investment thesis for Germany's Hochtief [HOT:GR].

S.Cobb: If you dial this up on Bloomberg it comes up as a German construction company, but that's only a small piece of the business. It's really a conglomerate in a few different areas that are widely geographically dispersed.

The biggest asset is a 55% ownership in Leighton, Australia's biggest infrastructure construction firm and also the largest contract miner in the world. It owns roughly 80% of the Australian market for large-scale projects like high-speed rail, toll roads, tunnels and bridges, which is a nice place to be given that Australia is pursuing a massive infrastructure development plan and actually has the financial wherewithal to fund it. The contract-mining business works with most of the big players like BHP and Xstrata, primarily in Australia and also in places like Mongolia, where

business is booming because of Chinese demand. Hochtief bought into Leighton in the early 1980s as a means of diversification outside of Germany and the business has just become a powerhouse, now accounting for 85% of Hochtief's operating income.

Another important asset is what they call their concessions business, which consists of revenue-generating stakes in things like airports, toll roads and hospitals mostly in Europe, but also in Australia and Latin America. Many of these entities have to file public financial reports, so the cash flows passed on to Hochtief are fairly easy to assess.

The third big business is in commercial real estate development, the operating model for which had been to develop properties to be sold immediately. They had 22 projects in various stages of construction when the financial crisis hit, so as buyers dried up, Hochtief took those projects on their balance sheet and are now managing them even after they've been completed. The projects tend to have grade-A tenants like Deutsche Telekom, Siemens and Unilever, and they typically aren't started unless 75% of the available space has been pre-leased. We consider these to be excellent assets that will eventually get sold, and a few recent deals have been made at prices above book value.

The last piece is a construction business, which includes a well-established legacy operation in Germany, as well as two U.S. companies, non-residential builder Turner and infrastructure construction firm Flatiron.

Against a current share price of €50.30, are you summing the parts to arrive at an intrinsic value?

S.Cobb: Yes. Leighton is publicly traded in Australia and the value of Hochtief's stake in it alone is worth the current market value of the entire company. We actually think Leighton is worth at least 20% more than its current value, so we estimate Hochtief's stake is worth around €63 per share.

The board in its semi-annual and annual reports breaks down its valuation of the concessions business, using 12-14% discount rates on the cash flows of the various assets. We think the directors' value is prudent, but to be conservative we apply a 25% discount to it, making it worth another €18 per share.

We also discount the real estate by 25% from book value, even though they are doing some deals at above book. That adds another €10 per share in value. The construction business – at a multiple of normalized cash flow – we value at around €12 per share. Including the market value of shares they bought back last year held now in treasury, the balance sheet has net cash, so all in, we believe Hochtief has an intrinsic value of more than €100 per share.

How is corporate governance here?

S.Cobb: One big positive is that the Spanish conglomerate ACS [ACS:SM] – which is in many similar businesses and whose stock we also own – owns a 29.9% stake in Hochtief and we believe helps bring an excellent capital-allocation focus to the board.

One example that the board is looking out for shareholder value: Last year it looked at IPO'ing the concessions business to unlock the value there, but they cancelled it after the investment banks changed tack and wanted to price the IPO at a 25% discount to the company's estimate of net asset value. They have since said they'd revisit the issue in 2011, but won't do any deal unless it's at something much closer to NAV. We think that's exactly the right approach.

INVESTMENT SNAPSHOT

Hochteif
(Xetra: HOT:GR)

Business: Diversified global construction, infrastructure and real estate company with primary assets in Western Europe, Australia and the United States.

Share Information
(@8/26/10, Exchange Rate: $1 = €0.79):

Price	**€50.30**
52-Week Range	€45.09 – €65.60
Dividend Yield	3.0%
Market Cap	€3.52 billion

Financials (Full-year 2009)

Sales	€18.17 billion
Operating Margin	2.9%
Net Profit Margin	2.2%

Valuation Metrics
(Current Price vs. TTM):

	HOT	S&P 500
P/E	15.6	16.5

HOT PRICE HISTORY



100
80
60
40
20
2008
2009
2010

THE BOTTOM LINE

"How long it takes the market to recognize value here is anybody's guess," says Scott Cobb, who believes the upside makes it worth the wait. Using what he considers conservative values for the company's stake in Australia's Leighton Group and for its concessions, construction and real estate units, he sets intrinsic value at €100 per share.

Sources: Company reports, other publicly available information

Are there other risks of note?

S.Cobb: The biggest risk is probably time – how long it takes the market to recognize value here is anybody's guess. It's fascinating to me that most of the sell-side analysts who follow the company value the business at €80 to even €120 per share, but then because they don't want the career risk of being out there with targets that high relative to the current share price, they apply some sort of minority discount or conglomerate discount. I read a report this morning that tacked a 30% discount on a €100 share value because ... well, just because. That should eventually work to our benefit: you know over time as the stock rises, they'll start reducing that discount to justify raising their price targets.

Moving across the globe to Asia, describe your interest in gaming holding company Genting Berhad.

KS: This is a holding company based in Malaysia with primary operations in the gaming business in Malaysia and Singapore – both of which are separately listed – and with secondary operations in power generation, oil and gas, and palm-oil plantations.

Genting Malaysia operates the only casino in Malaysia. It's been around since the early 1970s and is in fact the single largest casino by EBITDA in the world. Twenty million visitors per year go through that facility, driven in no small part by the large Chinese population in the country, and its EBITDA margins run in the mid-40s.

Genting Singapore was set up to run the company's gaming business outside of Malaysia and its biggest asset by far is one of only two licensed casinos in Singapore (the other is owned by Las Vegas Sands). Genting's casino and resort, called Resorts World Sentosa, opened in February and also includes Southeast Asia's only Universal Studios theme park.

In the short time it's been opened, the new operation has already dramatically exceeded expectations: analysts expected Genting Singapore to earn 800 million Singapore dollars in EBITDA in its first year, but after only one full quarter it earned 500 million in EBITDA. We believe it's so far capturing about two-thirds of the market share in Singapore, and based on experiences in other Asian markets, Singapore should still have years of significant growth ahead of it.

With the stock up 40% since March, to 9 Malaysian ringgit, what upside do you see from here?

KS: The stock was down earlier this year on concerns about the impact of Las Vegas Sands' Singapore casino opening in April, which has not negatively impacted Genting. For our valuation, at a 12x multiple on estimated 2011 EBITDA, we value Genting's Singapore stake at around 5.50 Malaysian ringgit. The stake in Genting Malaysia, a more mature business, at a 9x multiple of EBITDA is worth another 5 ringgit per share. Adding in the other much smaller assets, our total value on the gaming business is 10.70 ringgit.

We're very conservative in putting a value on the non-gaming assets, the bulk of which is in some large power-generation plants. We believe that's all worth an additional 1.60 ringgit, which brings our intrinsic value for Genting Berhad to around 12.30.

One interesting free option here is Genting's plans for operating New York City's first gambling parlor, at the Aqueduct racetrack in Queens. Initial approval is for them to put in 4,500 slot machines and electronic table games, but their ultimate goal is to create a destination resort that would attract both local

INVESTMENT SNAPSHOT

Genting Berhad
(Malaysia: GENT:MK)

Business: Holding company for casino resort businesses in Singapore and Malaysia, in addition to smaller energy, power generation and palm-oil units.

Share Information
(@8/26/10, Exchange Rate: $1 = MYR 3.14):

Price	**MYR 9.00**
52-Week Range	MYR 6.20 – MYR 9.06
Dividend Yield	0.8%
Market Cap	MYR 33.35 billion

Financials (Full-year 2009)

Revenue	MYR 8.89 billion
Pre-Tax Profit Margin	28.4%
Net Profit Margin	11.7%

Valuation Metrics
(Current Price vs. TTM):

	GENT	S&P 500
P/E	20.9	16.5

GENT PRICE HISTORY


10
8
6
4
2
2008
2009
2010

THE BOTTOM LINE

While the share price has rebounded from what has turned out to be unfounded concern over new competition for the company's giant Singaporean resort and casino, it still doesn't adequately reflect the company's growth prospects and high profit margins, says Ken Siazon. His sum-of-the-parts value on the shares: 12.30 ringgit.

Sources: Company reports, other publicly available information

and international visitors. We're not ascribing any value to that and it could be some time before it has a material impact on the company, but it's clearly a potential opportunity to invest cash that's earning very little into an asset with high potential returns.

We assume you're comfortable with the corporate governance here.

KS: The CEO is Tan Sri Lim Kok Thay, whose family owns around 40% of the shares. I've worked in Asia for some time and they have a well-deserved reputation for allocating capital in a way that benefits all shareholders. They've continued to build the business over time, and will issue shares when multiples are high and buy them back when the stock is cheap.

Is regulatory risk a concern?

KS: In Singapore, no. The government tends to be consistent and fair in dealing with business interests, which is why the country has been a magnet for investment. They've clearly laid out the terms under which the duopoly in Singapore is based and on the tax rates to be paid, none of which we expect to change.

In Malaysia the situation is less reliable, but Genting Malaysia is one of the country's largest taxpayers and employers and has operated since 1972 without any big regulatory problems. That gives us confidence that nothing will happen to materially harm its business.

We wouldn't expect a company with "Chinese" and "Internet" in its business description to have a value-priced stock. Why do you consider that the case with Shanda Interactive?

KS: Shanda Interactive is a leading online entertainment media company in China, basically providing the platform for players of online games created by its publicly traded and 70%-owned subsidiary, Shanda Games. They run more than 30 online games, the blockbuster being Legend of Mir II, a multi-player online role-playing game akin to Activision Blizzard's World of Warcraft. The business model varies, but for the most part the network's 100 million registered users can start playing any given game for free, but they then pay to upgrade their capabilities or powers to advance further into the game.

Shanda's stock got hit earlier this year after they tweaked Legend of Mir II so that it was easier to just buy new powers than have to earn them, which turned some hardcore players off. Usage went down and they had to revise earnings expectations, which sent the stock in January from almost $60 to less than $40. We saw that as a temporary problem they will work through, so that gave us an excellent buying opportunity.

On a consolidated basis, Shanda Interactive has cash on its balance sheet worth 65% of its current market cap, so obviously whether value is created or destroyed going forward has a lot to do with how they spend that cash. We like that the CEO, Tianqiao Chen, owns more than 40% of the company and has his entire net worth invested in it. He also has a clear eye on increasing shareholder value and has spent more money in the past two years on share repurchases than on anything else by far. At one point he issued convertible debt with a strike price

INVESTMENT SNAPSHOT

Shanda Interactive
(Nasdaq: SNDA)

Business: Based in Shanghai, creator, developer and marketer of electronic games, distributed through its own large online gaming platform in mainland China.

Share Information
(@8/26/10):

Price	**40.91**
52-Week Range	36.33 – 60.35
Dividend Yield	0.0%
Market Cap	$2.73 billion

Financials (TTM):

Revenue	$801.6 million
Operating Profit Margin	35.5%
Net Profit Margin	26.8%

Valuation Metrics
(@8/26/10):

	SNDA	S&P 500
Trailing P/E	13.3	16.5
Forward P/E Est.	13.2	12.9

Largest Institutional Owners
(@6/30/10):

Company	% Owned
Orbis Holdings	9.9%
Fidelity Mgmt & Research	3.8%
Invesco	2.4%
Wellington Mgmt	1.9%
Manning & Napier Adv	1.7%

Short Interest (as of 8/13/10):

Shares Short/Float	8.7%

SNDA PRICE HISTORY


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THE BOTTOM LINE

Ken Siazon believes the market is overreacting to an operational hiccup caused by a pricing change on a big product and is wrongly expressing no confidence in management's ability to successfully reinvest the company's giant cash position. He estimates intrinsic value at more than $70 per share, 75% above today's current price.

Sources: Company reports, other publicly available information

of $35 and used the proceeds to buy back stock at an average of $28 per share.

How cheap do you consider the shares today, at a recent price of $40.90?

KS: The current market value is around $2.7 billion and they have nearly $1.9 billion in net cash, so the enterprise value is only about $800 million. We estimate the company will make $270 million in free cash flow over the next twelve months, so the multiple of that on an EV basis is only about 3x. That makes no sense to us for a company with 35%-plus operating margins, an attractive network effect, a sticky revenue model, and still-vibrant growth prospects in an underpenetrated market.

We value Shanda Games on its own at $11.25 per share [versus a current market price of around $5.80], which assumes a 7x multiple of free cash flow (after cash) for a business that should grow at least at a low-teens rate. That valuation translates into roughly $42 per share in Shanda Interactive value.

There's another $20 per share in cash at the holding company level. On top of that is the "rent" Shanda Interactive receives from Shanda Games for access to its online network – at 17x free cash flow, that's worth another $10 per share. That brings our intrinsic value estimate for the holding company to more than $70 per share. If we're right about management investing the cash wisely, that could easily turn out to be conservative.

Speaking generally again, do you follow any particular guidelines when it comes to selling?

MH: We sell for four primary reasons: when the price reaches our appraised value; when the portfolio's risk/return profile can be significantly improved by selling, for example, a business at 80% of its worth for an equally attractive one selling at only 40% of its value; when the future earnings power is impaired by competitive or other threats to the business; or when we were wrong on management and changing the leadership would be too costly or problematic.

In what category did your sale in the first quarter of Berkshire Hathaway fall, after owning it for only a year?

MH: We sold it when the company's entry into the S&P 500 index pushed the stock up over 20% and it approached our appraisal. Sticking to our sell discipline can force us to end even brief partnerships with our most admired corporate partners.

ON 2009 LESSONS:

Becoming macro-driven "generals fighting the last war" would have left us on the sidelines at the wrong time.

Is the example you gave of trading an 80-cent dollar for a 40-cent one indicative of the incremental upside you want to see when swapping one holding for another?

MH: Given the tax implications of selling, the cost of trading, and the challenge of getting two appraisals right, John Templeton used to have what he called the 100% rule, meaning the upside should be at least twice as high before swapping out one position for what you consider a more attractive one. We similarly want to improve our position materially when we trade an undervalued business.

Can you give a recent example of a sale due to impaired earnings power or losing confidence in management?

KS: We sold Daiwa Securities in the first quarter when its capital-allocation strategy became unattractive. Its two primary businesses are asset management, which is stable and highly profitable, and investment banking, which is volatile and higher-risk. Last year they came out with a plan to issue stock at basically a market low and put the money into investment banking, which we consider an inferior business. It would have been bad enough if they were planning to do that just in Japan, where they have a strong market position, but instead they're pouring a lot of the new money into expanding outside Japan, where they have zero competitive advantage. The stock was still cheap on a price-to-book basis, but it wasn't something we were comfortable owning.

You lamented in your 2009 shareholder letter about everyone being more interested in the lessons you learned from 2008 than from 2009. What were the key lessons for you of 2009?

SC: The first was that bottoms-up fundamental company analysis still matters quite a bit and that ignoring the experience of Graham, Buffett and our 35 years to become macro-driven "generals fighting the last war" would have probably left us on the sidelines at exactly the wrong time. Parking ourselves in cash to wait for clear signs the misery was over would have caused us to miss the best purchase point for equities in my lifetime. People are still obsessed with macro issues, which we believe creates bottoms-up opportunity.

A second lesson is that comfort in investing comes at a high cost. Selling stocks in 2007 would have uncomfortable, but in retrospect we all should have done more of that. Buying or even holding stocks in early 2009 was equally uncomfortable, but investors should have done that as well. We get comfort from the consensus, but making the same investment choices as a large number of other intelligent people almost mathematically insures you'll do the wrong thing at the wrong time because security prices reflect that consensus.

Did your enthusiasm for the game wane even a little in 2008?

MH: The mark-to-market of 2008 wasn't fun to experience, but my enthusiasm doubled because it was the opportunity of a lifetime to buy the types of companies we did at those kinds of prices. That's why we're so excited about what's in store over the next five years.